08004651

RECEIVED SUPPL

2008 SEP -2 P 3:31

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited *

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 02866)

ANNOUNCEMENT OF THE UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

	1H2008 *(RMB)*	1H2007 (Restated) *(RMB)*	**Change**
Revenue	**18,231,091,000**	17,388,923,000	4.8%
Operating profit	**878,732,000**	1,588,658,000	-44.7%
Profit attributable to equity holders of the Company	**637,219,000**	1,161,017,000	-45.1%
Basic earnings per share	**0.05**	0.12	-58.3%
Gross profit margin	**6.2%**	10.2%	-4.0%
Gearing ratio	**-14.9%**	37.0%	-51.9%

BUSINESS HIGHLIGHTS

- Shipping volume of the Group reached 3,570,204TEU in the first half of year 2008, representing an increase of 7.3% over that of the same period in 2007.

- Revenue of the Group amounted to RMB18,231,091,000 in the first half of year 2008, representing an increase of RMB842,168,000 or 4.8% as compared with the same period last year.

- Shipping capacity of the Group reached 452,028TEU as at 30 June 2008, representing a net increase of 5,991TEU as compared with that as at the end of 2007.

- Loaded cargo volume of China domestic trade lanes during the first half of year 2008 increased by 13.4% as compared with the same period last year, while the revenue generated from such trade lanes increased by 45.4%. Average revenue per TEU from China domestic trade lanes amounted to RMB2,179, representing an increase of 28.2% as compared with the same period last year.

- In May 2008, the Group acquired 25% equity interest in Shanghai China Shipping (Yangshan) International Container Storage and Transportation Co., Ltd. (上海中海洋山國際集裝箱儲運有限公司) and 60% equity interest in China Shipping (Yangpu) Cold Storage and Transportation Co., Ltd. (中海（洋浦）冷藏儲運有限公司). In August 2008, the Group entered into an agreement with China Shipping (Group) Company (中國海運（集團）總公司) to acquire its 100% equity interest in China Shipping Terminal Development Co., Ltd. (中海碼頭發展有限公司) and the said acquisition is subject to approval by the independent shareholders of the Company.

PROCESSED
SEP 04 2008
THOMSON REUTERS

Dlw 9/2

The board of directors (the "Board") of China Shipping Container Lines Company Limited ("CSCL" or the "Company") is pleased to announce the unaudited condensed consolidated interim results prepared under Hong Kong Financial Reporting Standards ("HKFRSs") of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2008 (the "Period"), which have been reviewed by the audit committee of the Company. Our auditor, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated interim financial information for the Period in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

During the Period, the Group recorded a revenue of RMB18,231,091,000, representing an increase of 4.8% over that of the same period last year. Profit attributable to equity holders of the Company for the Period amounted to RMB637,219,000, representing a decrease of 45.1% as compared with the same period last year. Basic earnings per share amounted to RMB0.05, representing a decrease of 58.3% as compared with the same period last year.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As at 30 June 2008

	Note	**30 June 2008** *RMB'000* **(Unaudited)**	31 December 2007 *RMB'000* (Restated)
ASSETS			
Non-current assets			
Property, plant and equipment		**29,297,337**	25,962,037
Land use rights		**86,283**	87,219
Investments in associated companies		**43,544**	47,518
Investments in a jointly controlled entity		**1,427**	959
Total non-current assets		**29,428,591**	26,097,733
Current assets			
Inventories		**938,055**	905,740
Trade and notes receivables	*4*	**3,311,176**	4,059,895
Prepayments and other receivables		**335,303**	151,746
Derivative financial instruments		**-**	21,694
Cash and cash equivalents		**15,647,416**	16,329,745
Total current assets		**20,231,950**	21,468,820
Total assets		**49,660,541**	47,566,553

	Note	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Restated)
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		**11,683,125**	11,683,125
Other reserves		**18,216,688**	18,377,753
Retained earnings			
– Proposed final dividends		**–**	467,325
– Others		**3,022,712**	2,385,493
		32,922,525	32,913,696
Minority interests		**16,000**	16,000
Total equity		**32,938,525**	32,929,696
LIABILITIES			
Non-current liabilities			
Bank borrowings		**3,324,594**	3,271,993
Domestic corporate bonds		**1,778,069**	1,775,488
Finance lease obligations		**2,332,262**	2,763,469
Deferred income tax liabilities		**258,299**	171,712
Total non-current liabilities		**7,693,224**	7,982,662
Current liabilities			
Trade payables	5	**4,474,123**	3,209,521
Accrual and other payables		**535,026**	671,131
Bank borrowings		**2,795,677**	958,266
Finance lease obligations - current portion		**518,710**	543,261
Dividend payable		**467,325**	–
Current income tax liabilities		**212,931**	1,240,158
Provision		**25,000**	25,000
Derivative financial instruments		**–**	6,858
Total current liabilities		**9,028,792**	6,654,195
Total liabilities		**16,722,016**	14,636,857
Total equity and liabilities		**49,660,541**	47,566,553
Net current assets		**11,203,158**	14,814,625
Total assets less current liabilities		**40,631,749**	40,912,358

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

For the six months ended 30 June 2008

	Note	Six months ended 30 June 2008 RMB'000 (Unaudited)	2007 RMB'000 (Restated)
Revenue	3	**18,231,091**	17,388,923
Cost of services		**(17,097,196)**	(15,615,524)
Gross profit		**1,133,895**	1,773,399
Other (losses)/gains, net	7	**(261,460)**	133,417
Other income	8	**242,110**	54,497
Selling, administrative and general expenses		**(235,813)**	(372,655)
Operating profit	6	**878,732**	1,588,658
Finance costs	9	**(126,926)**	(216,249)
Share of (loss)/profit of an associated company		**(3,974)**	1,959
Share of profit of a jointly controlled entity		**468**	–
Profit before income tax		**748,300**	1,374,368
Income tax expense	10	**(111,081)**	(213,351)
Profit for the Period		**637,219**	1,161,017
Attributable to:			
Equity holders of the Company		**637,219**	1,161,017
Dividends	11	**–**	3,316,500
Earnings per share for profit attributable to equity holders of the Company (Expressed in RMB per share)			
– basic	12	**RMB0.05**	RMB0.12
– diluted	12	**RMB0.05**	RMB0.12

Notes:

1 BASIS OF PREPARATION

1.1 Basis of presentation

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34, 'Interim financial reporting'.

The condensed consolidated interim financial information should be read in conjunction with the annual financial statements of the Company for the year ended 31 December 2007, which has been prepared in accordance with HKFRSs.

1.2 Adoption of merger accounting

In May 2008, the Group acquired 25% equity interest in Shanghai China Shipping (Yangshan) International Container Storage and Transportation Co., Ltd. and 60% equity interest in China Shipping (Yangpu) Cold Storage and Transportation Co., Ltd. (collectively referred to as "Acquired Subsidiaries"). The Group and the Acquired Subsidiaries are under common control of China Shipping (Group) Company. The Group has applied merger accounting as prescribed in Hong Kong Accounting Guideline 5 "Merger Accounting for Common Control Combinations" issued by Hong Kong Institute of Certified Public Accountants ("HKICPA") to account for the purchase of the equity interests in the Acquired Subsidiaries during the Period, as if the acquisitions had been occurred from 1 January 2007, the beginning of the earliest financial period presented.

Accordingly, this unaudited condensed consolidated interim financial information included the financial information of the Group and the Acquired Subsidiaries as if they had been combined from the beginning of the earliest financial period presented. The net assets of the Group and the Acquired Subsidiaries are combined using the existing book values from the controlling party's perspective. No amount is recognised in consideration for goodwill or excess of the Group's interest in the net fair value of the Acquired Subsidiaries' identifiable assets, liabilities and contingent liabilities over cost of acquisition at the time of common control combination. The unaudited condensed consolidated interim income statement includes the results of the Group and the Acquired Subsidiaries from 1 January 2007, the earliest date presented, regardless of the date of the common control combination.

2 SIGNIFICANT ACCOUNTING POLICIES

Except as set out below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

In the previous years, the Group adopted HKFRS 3 "Business Combination" to account for the business combination under common control and resulted in goodwill amounting to approximately RMB46,427,000 as at 31 December 2007. In the current Period, the Group decided to change its accounting policy for the business combination under common control and adopt "merger accounting" as prescribed in Hong Kong Accounting Guideline 5 "Merger Accounting for Common Control Combinations" issued by HKICPA as described in note 1.2 above.

In the previous years, the Group applied a policy of treating transactions with minority interests as transactions with parties external to the Group. For the year ended 31 December 2007, purchases from minority interests resulted in goodwill amounting to approximately RMB10,529,000, being the difference between considerations paid and the relevant share of the carrying value of net assets of the subsidiaries based on the percentage of the interests acquired. In the current Period, the Group decided to change its accounting policy for transactions with minority interests and apply a policy of treating transactions with minority interests as transactions with equity owners of the Group as allowed by HKFRS. For purchases from minority interests, the difference between considerations paid and the relevant share acquired of the carrying value of net assets of the subsidiaries is deducted from equity.

The Company's shares are dual-listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the Shanghai Stock Exchange. The Company's Directors are of the view that applying the new accounting policies as described above can minimise the differences between the financial statements prepared under the PRC generally accepted accounting standards and HKFRSs, and can provide more comparable and relevant information to the readers of the financial statements in the PRC and overseas. These changes in accounting policy have been accounted for retrospectively and the financial information for the six months ended 30 June 2007 included in the unaudited condensed consolidated financial information has been restated in order to comply with HKAS 8 "Accounting policies, changes in accounting estimates and errors".

The effect on the unaudited condensed consolidated interim financial information arising from the aforementioned changes in accounting policy is as follows:

	30 June 2008	31 December 2007	1 January 2007
	RMB'000	*RMB'000*	*RMB'000*
Decrease in goodwill	**(56,956)**	(56,956)	(46,427)
Decrease in equity	**(56,956)**	(56,956)	(46,427)

There was no impact on the income statement and basic and diluted earnings per share of the Group arising from the aforementioned changes in accounting policy.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following interpretations to existing standards are mandatory for the first time for the financial year beginning 1 January 2008.

Early adopted by the Group in year 2007

- HK(IFRIC) – Int 11, 'HKFRS 2 – Group and treasury share transactions'

Not relevant to the Group

- HK(IFRIC) – Int 12, 'Service concession arrangements'

- HK(IFRIC) – Int 14, 'HKAS 19 – the limit on a defined benefit asset, minimum funding requirements and their interaction'

The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2008 and have not been early adopted by the Group:

- HKAS 1 (revised), 'Presentation of financial statements', effective for annual periods beginning on or after 1 January 2009.

- HKAS 23 (revised), 'Borrowing costs', effective for annual periods beginning on or after 1 January 2009.

- HKAS 32 (amendment), 'Financial instruments: presentation', and consequential amendments to HKAS 1, 'Presentation of financial statements', effective for annual periods beginning on or after 1 January 2009.

- HKFRS 2 (amendment) 'Share-based payment', effective for annual periods beginning on or after 1 January 2009.

- HKFRS 3 (revised), 'Business combinations' and consequential amendments to HKAS 27, 'Consolidated and separate financial statements', HKAS 28, 'Investments in associates' and HKAS 31, 'Interests in joint ventures', effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.

- HKFRS 8, 'Operating segments', effective for annual periods beginning on or after 1 January 2009. HKFRS 8 replaces HKAS 14, 'Segment reporting', and requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes.

- HK(IFRIC) – Int 13, 'Customer loyalty programmes' effective for annual periods beginning on or after 1 July 2008.

3 REVENUE AND SEGMENT INFORMATION

Revenue represents gross income from liner and chartering services, net of discounts allowed, where applicable.

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Revenue		
Liner	**18,051,123**	17,367,887
Chartering	**179,968**	21,036
	18,231,091	17,388,923

Primary reporting format – business segments

The Group's business is organised into two business segments: liner and chartering. The Group's business is dominated by the provision of liner services. The chartering business is of insufficient size to be reported separately.

Secondary reporting format – geographical segments

The Group's liner and chartering businesses are managed on a worldwide basis. The revenue generated from the world's major trade lanes includes Pacific, Europe/Mediterranean, Asia Pacific, China Domestic and Others.

The Directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under HKAS 14 "Segment Reporting". Accordingly, geographical segment information is only presented for revenue:

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Pacific	**5,658,779**	6,807,831
Europe/Mediterranean	**5,975,410**	5,394,245
Asia Pacific	**2,822,229**	2,387,675
China domestic	**2,740,778**	1,885,425
Others	**1,033,895**	913,747
	18,231,091	17,388,923

4 TRADE AND NOTES RECEIVABLES

	As at 30 June 2008 *RMB'000*	As at 31 December 2007 *RMB'000* (Restated)
Trade receivables		
– Fellow subsidiaries	**1,013,104**	2,034,131
– Others	**2,058,509**	1,807,546
	3,071,613	3,841,677
Note receivables	**239,563**	218,218
	3,311,176	4,059,895

The ageing analysis of trade and note receivables is as follows:

	As at 30 June 2008 *RMB'000*	As at 31 December 2007 *RMB'000* (Restated)
1 to 3 months	**3,001,501**	3,335,540
4 to 6 months	**113,341**	581,023
7 to 9 months	**115,309**	244,239
10 to 12 months	**29,033**	4,265
Over one year	**161,381**	8,810
	3,420,565	4,173,877
Less: provision for impairment of receivables	**(109,389)**	(113,982)
	3,311,176	4,059,895

Credit policy

Credit terms in the range within 3 months are granted to those customers with good payment history.

5 TRADE PAYABLES

	As at 30 June 2008 RMB'000	31 December 2007 RMB'000 (Restated)
Trade payables		
– Fellow subsidiaries	**1,000,776**	458,349
– Others	**3,473,347**	2,751,172
	4,474,123	3,209,521

The ageing analysis of trade payables is as follows:

	As at 30 June 2008 RMB'000	31 December 2007 RMB'000 (Restated)
1 to 3 months	**4,275,469**	3,131,696
4 to 6 months	**159,882**	77,825
7 to 9 months	**38,772**	–
	4,474,123	3,209,521

6 OPERATING PROFIT

The following items have been (credited)/charged to the operating profit during the Period:

	For the six months ended 30 June 2008 RMB'000	2007 RMB'000 (Restated)
Cost of bunker consumed	**4,691,536**	3,383,427
Depreciation and amortisation	**590,717**	518,723
Operating lease rental	**1,846,266**	1,773,644
Net foreign exchange losses/(gains)	**276,096**	(11,058)
Fair value change of the liability relating to share appreciation rights *(Note)*	**(33,994)**	41,138
Net (gains)/losses on disposal of property, plant and equipment	**(18,850)**	5,025
(Reversal of)/provision for impairment of receivables	**(4,593)**	14,533
Net losses on the forward foreign exchange contracts	**4,214**	–
Net gains on de-recognition of container assets under finance leases and finance lease liabilities	**–**	(127,384)

Note:

In accordance with the "Resolution Regarding Adoption and Approval of the H Share Share Appreciation Rights Scheme and Implementation Methods" passed at the Company's second Special General Meeting held on 12 October 2005, the Company implemented a H share share appreciation rights scheme as appropriate incentive policy to its directors and employees. Under this scheme, which was adopted by the shareholders of the Company on 12 October 2005, and amended by the shareholders of the Company on 20 June 2006, 26 June 2007, and 26 June 2008, the H share share appreciation rights (the "Rights") are granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights scheme. Upon exercise of the Rights, the grantee will receive a cash payment from the Company in RMB, subject to any applicable withholding tax, translated from the Hong Kong dollars ("HKD") amount equal to the number of units of Rights exercised multiplied by the appreciation, if any, in the market price of the Company's H share, representing the market price in excess of the exercise price of the Rights, based on the applicable exchange rate between RMB and HKD at the date of the exercise.

Until the liability relating to the Rights is settled, the Group re-measures the fair value of the liability at each balance sheet date by using the Binomial option valuation models. Changes in fair value of the liability are recognised in the income statement.

7 OTHER (LOSSES)/GAINS, NET

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Net foreign exchange (losses)/gains	**(276,096)**	11,058
Net losses on the forward foreign exchange contracts	**(4,214)**	–
Net gains/(losses) on disposal of property, plant and equipment	**18,850**	(5,025)
Net gains on de-recognition of container assets under finance leases and finance lease liabilities	**–**	127,384
	(261,460)	133,417

8 OTHER INCOME

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Interest income	**242,110**	41,708
Information technology services fees	**–**	12,789
	242,110	54,497

9 FINANCE COSTS

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Interest expenses:		
– Bank loans	**155,525**	178,239
– Finance lease obligations	**79,246**	94,157
Total interest expenses	**234,771**	272,396
Less: amount capitalised in vessels under construction	**(107,845)**	(56,147)
	126,926	216,249

10 INCOME TAX EXPENSE

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Current income tax		
– Hong Kong profits tax *(note (i))*	**2,417**	–
– PRC enterprise income tax *(note (ii))*	**22,077**	15,440
Deferred taxation *(note (iii))*	**86,587**	197,911
	111,081	213,351

Notes:

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rates of the Group's companies applied during the interim periods are set out below:

(i) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits for the six months ended 30 June 2008.

(ii) PRC enterprise income tax ("EIT")

The Company is a joint stock limited company under the Company Law of the PRC and is registered in the Pudong New District, Shanghai. The EIT rate for the six months ended 30 June 2007 applicable to the Company was 15% and its subsidiaries incorporated in the PRC were subject to EIT at rates ranging from 15% to 33%.

Effective from 1 January 2008, the Company and its subsidiaries incorporated in the PRC shall determine and pay the EIT in accordance with the Corporate Income Tax Law of the People's Republic of China (the "New EIT Law") as approved by the National People's Congress on 16 March 2007 and the Detailed Implementations Regulations of the Corporate Income Tax Law (the "DIR") as approved by the State Council on 6 December 2007. In accordance with the New EIT Law and DIR, the EIT rate applicable to the Company is 25% and the EIT rate applicable to subsidiaries of the Group incorporated in the PRC are reduced to 25% for those with original applicable EIT rates higher than 25%, or gradually increased to 25% in a 5-year period from 2008 to 2012 for those with original applicable EIT rates lower than 25%, where appropriate.

Pursuant to the relevant EIT regulations, the profits derived by the Company's overseas subsidiaries are subject to EIT. The Company has followed the previous practice of adopting a fixed rate of 16.5% on the profits of the overseas subsidiaries for EIT purposes.

(iii) **Deferred taxation**

Deferred taxation mainly relates to deferred tax liabilities provided at a fixed rate of 16.5% on the profit of the overseas subsidiaries of the Company which are subject to PRC EIT and payable upon profit remittance to the Company.

11 DIVIDENDS

The Directors do not recommend the payment of an interim dividend for the six months ended 30 June 2008.

At a Board meeting held on 8 August 2007, the Directors proposed that part of the Group's distributable profits as at 30 June 2007, amounting to RMB3,316,500,000, be distributed as bonus shares each at par value to the existing shareholders of the Company at the close of business on 29 September 2007 on the basis of 5.5 bonus shares for every 10 existing shares owned by such shareholders. The remaining distributable profits as at 30 June 2007 would be distributed in the form of cash dividend. This dividend proposal was approved by the shareholders meeting on 29 September 2007.

12 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the Period. The ordinary shares issued as bonus share in 2007 are included in the calculation of weighted average number of share from 1 January 2007. The earnings per share for the period ended 30 June 2007 has been adjusted retrospectively.

	For the six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Profit attributable to equity holders of the Company	**637,219**	1,161,017
Weighted average number of ordinary shares in issue (thousands)	**11,683,125**	9,346,500
Basic earnings per share (RMB per share)	**RMB0.05**	RMB0.12

Diluted earnings per share is the same as the basic earnings per share, as the Company does not have any potential dilutive ordinary shares during the Period (2007: Nil).

13 BUSINESS COMBINATIONS UNDER COMMON CONTROL

In May 2008, the Group acquired from the subsidiaries of China Shipping (Group) Company 60% equity interests in China Shipping (Yangpu) Cold Storage and Transportation Co., Ltd. and 25% equity interests in Shanghai China Shipping (Yangshan) International Container Storage and Transportation Co., Ltd. at a total cash consideration of RMB37,012,587.

No significant adjustments were made to the net assets and net profit or loss of any entities or businesses as a result of the common control combination to achieve consistency of accounting policies.

The following is a reconciliation of the effect arising from the common control combination on the consolidated balance sheet as at 31 December 2007:

	The Group excluding the Acquired Subsidiaries (Restated) *(Note 2)* *RMB'000*	Acquired Subsidiaries *RMB'000*	Adjustments *(Note)* *RMB'000*	Consolidated *RMB'000*
ASSETS				
Investment in associated company	54,932	–	(7,414)	47,518
Investment in jointly controlled entity	32,959	–	(32,000)	959
Investment in a subsidiary of the Company	–	3,800	(3,800)	–
Other non-current assets	25,967,646	81,610		26,049,256
Current assets	21,422,307	46,513		21,468,820
Total assets	47,477,844	131,923		47,566,553
EQUITY				
Capital and reserves attributable to equity holders of the Company				
Share capital	11,683,125	70,000	(70,000)	11,683,125
Other reserves	18,354,353	–	23,400	18,377,753
Retained earnings				
– Proposed final dividends	467,325	–	–	467,325
– Others	2,379,557	16,623	(10,687)	2,385,493
Minority interests	1,927	–	14,073	16,000
Total equity	32,886,287	86,623		32,929,696
LIABILITIES				
Non-current liabilities	7,942,976	39,686		7,982,662
Current liabilities	6,648,581	5,614		6,654,195
Total liabilities	14,591,557	45,300		14,636,857
Total equity and liabilities	47,477,844	131,923		47,566,553

Note:

The above adjustments represent adjustments to eliminate the share capital of the Acquired Subsidiaries against the investment cost and the relevant balances of associated company and jointly controlled entities attributable to the Acquired Subsidiaries of the Group as at the 31 December 2007. The difference of approximately RMB 23,400,000 has been made to the other reserve in the consolidated financial statements.

14 EVENTS AFTER THE BALANCE SHEET DATE

The following significant events took place subsequent to 30 June 2008:

As announced by the Company on 6 August 2008, the Company entered into an agreement with China Shipping (Group) Company to acquire its 100% equity interest in China Shipping Terminal Development Co., Ltd.. The consideration payable for the said acquisition under the agreement is approximately RMB2.6 billion. Upon the completion of the acquisition, China Shipping Terminal Development Co., Ltd. will become a wholly-owned subsidiary of the Company. The completion of this acquisition is conditional upon, inter alia, the Company's independent shareholders' approval.

Operating environment

In 2008, the sub prime mortgage crisis in the US resulted in a slowdown in the global economy and a downturn in world trade. China's total amount of exports during the Period amounted to US$666.6 billion, representing an increase of 21.9% as compared with the same period last year, but such rate of increase was lower than that of last year.

The slowdown in the growth of the PRC's exports to Europe and the US is more apparent, resulting in a decline in the volume of loaded cargoes in the European and US trade lanes, which in turn adversely affected the overall revenue of international container liner shipping companies which mainly operate major trade lanes between the East and the West.

Meanwhile, the container transportation industry is facing the pressure from various factors such as increase in costs, decrease in freight rate and mismatch between supply and demand, bringing certain difficulties to the operation of liner shipping companies.

Performance analysis

The Group recorded a revenue of RMB18,231,091,000 in the first half of year 2008, representing an increase of RMB842,168,000 or 4.8% over that of the same period last year. Profit after tax in the first half of year 2008 amounted to RMB637,219,000, representing a decrease of RMB523,798,000 or 45.1% as compared with the same period last year. Basic earnings per share amounted to RMB0.05, representing a decrease of RMB0.07 or 58.3% over that of the same period last year.

Analysis of loaded container volume by trade lanes

Principal Market	**1H2008** *(TEU)*	1H2007 *(TEU)*	Change *(%)*
Pacific Ocean	**680,524**	771,330	-11.8%
Europe/Mediterranean	**701,162**	716,308	-2.1%
Asia Pacific	**834,112**	627,868	32.8%
China domestic	**1,258,096**	1,109,773	13.4%
Others	**96,310**	103,180	-6.7%
Total	**3,570,204**	3,328,459	7.3%

Operational revenue by trade lanes

Principal Market	**1H2008**	1H2007 (Restated)	Change
	(RMB'000)	*(RMB'000)*	*(%)*
Pacific Ocean	**5,658,779**	6,807,831	-16.9%
Europe/Mediterranean	**5,975,410**	5,394,245	10.8%
Asia Pacific	**2,822,229**	2,387,675	18.2%
China domestic	**2,740,778**	1,885,425	45.4%
Others	**1,033,895**	913,747	13.1%
Total	**18,231,091**	17,388,923	4.8%

The decline of the Group's operating results for the Period as compared with the same period last year was largely due to the following reasons:

- The slowdown in the demand from US and European trade lanes resulted in a decline in the volume of loaded cargoes, which in turn affected the revenue from these trade lanes. However, the healthy and steady development of China domestic marine transportation provided strong support to the Group's business. During the Period, the average revenue per TEU from China domestic trade lanes amounted to RMB2,179, representing an increase of 28.2% as compared with the same period last year.

- Although the Group adopted various measures to control the expenditure of each cost item, such as strict control over container management costs, transshipment costs, costs relating to port charges and fuel costs, it is difficult to change the trend of increasing costs in the industry.

Cost analysis

During the Period, the Group's cost of services have increased by a certain extent as compared with the same period last year. The total cost of services for the Period were RMB17,097,196,000, representing an increase of approximately 9.5% as compared with the same period last year. The increase is mainly due to an increase in fuel costs.

The average closing price of WTI crude oil for the Period was US$110.94 per barrel, representing an increase of nearly 81.9% as compared to US$61 per barrel for the same period last year. The Group's average purchasing unit price of fuel in the first half of year 2008 was US$540.61 per ton, representing an increase of 67.1% as compared to US$323.55 per ton for the same period of last year. Although the percentage of increase in the purchasing unit price was less than the percentage of increase in the international oil price after the Group implemented various measures, such increase still imposed pressure on fuel costs of the Company.

Container management costs decreased by 1.6% as compared with the same period last year, as a result of a decline in the volume of loaded cargoes for the U.S. trade lanes and a decrease of 3% in acquisition price of new additional containers as compared with the same period last year.

Port charges and stevedore charges increased by 10% as compared with the same period last year as a result of the increase in the Company's shipping volume by 7.3% as compared with the same period last year (among which, shipping volume of foreign trade lanes increased by 4.2% as compared with the same period last year). However, calculated on an average cost per TEU basis, such charges only increased by 2.6% as compared with the same period last year.

The Group's fixed costs increased by 11% as compared with the same period last year, resulting from the increase in depreciation after new vessels were successively delivered and put into operation.

Future plans and prospects

The second half of the year is generally the traditional peak season of the shipping industry with all lanes entering their busiest period in the year. However, liner shipping companies will still be expected to face pressure from the macro-economic environment and pressure from various micro-economic factors such as increase in cost, decrease in freight rate and mismatch between supply and demand. Therefore, the operating situation is still hard to be optimistic.

In view of the market situation, in the second half of this year, the Group is determined to grasp the opportunities brought by the changes in the market, and adopt the following corporate strategies in time to pursue a stable and sustainable development:

1. The Group will optimize the network of trade lanes and strictly control multi-transshipment arrangements.

2. The Group will adjust the allocation of shipping capacity by allocating more shipping capacity into trade lanes with good performance and reducing the shipping capacity in less performing trade lanes, and fully utilize the two different markets of domestic and international trade lanes to shift the deployment of shipping capacity, so as to enhance the operating efficiency of the trade lanes.

3. The Group will expand the areas of cooperation between trade lanes and enlarge trade lanes services coverage. It will continue to intensify the cooperation and expand the area of sea-rail intermodal. The in-depth exploration of the regions along the Yangtze River is also the focus of our future development.

4. The Group will further improve its service, enhance the on-schedule rate of trade lanes, improve the utilization of vessel spaces and increase the satisfaction of customers, as well as implement the quality trade lanes service concept throughout its entire service network.

5. The Group will further implement its cost control in every aspect to contain the increase of every cost item, thus minimizing the impact of adverse factors.

6. The Group will further optimize the production chain of container logistics and enhance its competitiveness through acquisition of assets related to container shipping. The Company acquired 25% equity interest in Shanghai China Shipping (Yangshan) International Container Storage and Transportation Co., Ltd. (上海中海洋山國際集裝箱儲運有限公司) and 60% equity interest in China Shipping (Yangpu) Cold Storage and Transportation Co., Ltd. (中海（洋浦）冷藏儲運有限公司). In August 2008, the Company entered into an agreement with China Shipping (Group) Company (中國海運（集團）總公司) to acquire its 100% equity interest in China Shipping Terminal Development Co., Ltd. (中海碼頭發展有限公司) and the acquisition is subject to approval by the independent shareholders of the Company. If the acquisition is completed, it will help the Group to further enhance its competitiveness, spread its business risks, reduce its connected transactions, participate in the fast-growing container terminal industry in the PRC and benefit from the potential appreciation in value of container terminal assets.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

The Group's principal source of liquidity is cash flow from operations. The Group's cash has mainly been used in paying for operating costs, loan repayments and construction of new vessels and containers. For the Period, the Group generated a net operating cash inflow of RMB2,113,009,000 and the Group had a cash balance in banks of RMB15,647,416,000 as at 30 June 2008.

As at 30 June 2008, the Group's total bank borrowings were RMB6,120,271,000. The maturity profile is spread over a period between 2008 and 2014, with RMB2,795,677,000 being payable within one year, RMB2,491,133,000 within the second year, RMB373,078,000 within the third to fifth year, and RMB460,383,000 after the fifth year. The Group's long-term bank borrowings are mainly used to fund the purchase of new vessels. Among the total bank borrowings, the Group had RMB borrowings in the amount of RMB40,000,000, with annual interest rate of 6.72%, and USD borrowings in the amount of US$886,453,000 (equivalent to RMB6,080,271,000), with annual interest rate ranging from London Interbank Offered Rate plus 0.23% to 0.55% (approximately 3.45% to 5.42%). The Group's borrowings are settled in RMB and US dollars while their cash and cash equivalents are also primarily denominated in RMB and US dollars.

As at 30 June 2008, several containers, container vessels and vessels under construction valued in an aggregate amount of RMB602,363,000 (as at 31 December 2007: RMB1,991,942,000) have been pledged against long term bank borrowings of the Group.

As at 30 June 2008, the Group's 10-year bond payables amounted to RMB1,778,069,000, all proceeds were used in the construction of new vessels. The bond was guaranteed by the Bank of China, Shanghai branch. In turn, China Shipping (Group) Company provided a counter-guarantee to the Bank of China, Shanghai Branch.

As at 30 June 2008, the Group's obligations under finance leases amounted to RMB2,850,972,000, with the maturity profile ranging from 2008 to 2014. The amount repayable within one year is RMB518,710,000, the amount repayable within the second year is RMB526,718,000, the amount repayable within the third to fifth year is RMB1,417,092,000 and the amount repayable after the fifth year is RMB388,452,000. The finance lease obligations are substantially arranged for the lease of new containers, while the remaining small portion is arranged for the lease of cars.

As at 30 June 2008, the gearing ratio of the Group (i.e. the ratio of net debt over equity holders' equity) was -14.9%, which is higher than the rate of -21.3% as at 31 December 2007.

It is expected that capital needs for regular cash flow and capital expenditure can be funded by the internal cash flow of the Group. The directors will review the operating cash flow of the Group from time to time and will consider repaying certain bank loans by cash as and when appropriate. It is the intention of the Group to maintain an appropriate composition of equity and debt to constantly achieve an effective capital structure.

FOREIGN EXCHANGE RISK AND HEDGING

Most of the Group's revenues and operating expenses are settled or denominated in US dollars. As a result, the negative impact on the net operating revenue due to RMB appreciation since July 2005 can be offset by each other to a certain extent. With the RMB appreciation, monetary net assets, including cash and cash equivalents and receivables in US dollars and HK dollars, have continued to depreciate. During the Period, the Group devoted much effort to improve the currency structure of such assets, as a result, the exchange losses of the Group charged to income statement were controlled to approximately RMB276,096,000, and the exchange difference directly charged to equity of shareholders amounted to RMB124,052,000 during the Period. The Group has paid close attention to the fluctuation of the RMB exchange rate, and settled foreign incomes from operating activities into RMB in a timely manner to minimize the losses brought by foreign exchange fluctuations. The Group will continue to implement the policy of timely conversion of foreign monetary assets, reduce the monetary net assets denominated in foreign currency, and adopt proper measures including hedging instruments (e.g. forward exchange contracts) as and when necessary and appropriate in accordance with the Group's practical requirements to minimize foreign exchange risks.

COMMITMENT

As at 30 June 2008, the capital commitments for vessels under construction and containers under construction that had been contracted but not provided to the Group amounted to RMB9,920,533,000 and RMB254,989,000, respectively. Furthermore, the Group's operating lease commitments relating to land and buildings, and vessels and containers, are RMB69,640,000 and RMB12,186,290,000, respectively.

CONTINGENT LIABILITIES

As at 30 June 2008, the Group did not have any material contingent liabilities.

SHARE CAPITAL

As at 30 June 2008, the share capital of the Company was as follows:

Types of shares	Number of shares in issue	Percentage *(%)*
A Shares	7,932,125,000	67.89
H shares	3,751,000,000	32.11
Total	11,683,125,000	100.00

PURCHASE, SALE OR REDEMPTION OF SHARES

During the Period, the Company had not redeemed any of its issued shares. Neither the Company nor any of its subsidiaries had purchased or sold any of the Company's issued shares during the Period.

DIVIDENDS

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2008 (2007: nil).

That part of the Group's distributable profits as at 30 June 2007, amounting to RMB3,316,500,000, have been distributed as bonus shares each at par value to the then existing shareholders of the Company at the close of business on 29 September 2007 on the basis of 5.5 bonus shares for every 10 existing shares owned by such shareholders. The remaining distributable profits as at 30 June 2007 have also been distributed in the form of cash dividend to the holders of H shares whose names appear on the register of members of the Company at the close of business on 11 December 2007.

EMPLOYEES, TRAINING AND DEVELOPMENT

As at 30 June 2008, the Group had 3,708 employees, representing an increase of 185 employees as compared with 31 December 2007. During the Period, the total staff expenses were approximately RMB440,246,000. In addition, the Group had entered into contracts with a number of subsidiaries of China Shipping (Group) Company, pursuant to which these subsidiaries provided the Group with approximately 3,402 crew members in total who mainly work on the Group's self-owned or bareboat chartered vessels.

Remuneration of the Group's employees includes basic salaries, other allowances and performance-based bonuses. The Group has also adopted a performance discretionary incentive scheme for its staff. The scheme links the staff's financial benefits directly with certain business performance indicators. Such indicators may include, but are not limited to, the profit target of the Group.

Details of such performance discretionary incentive scheme vary among the employees of the Group. The Group sets out certain performance indicators for each of its subsidiaries to achieve. Each subsidiary has the discretion to formulate in detail its own performance-based remuneration policies according to its own circumstances.

AUDIT COMMITTEE

The audit committee of the Company consists of two independent non-executive directors, namely Mr. Shen Kangchen and Mr. Wang Zongxi, and one non-executive director, namely Mr. Wang Daxiong. The audit committee of the Company has reviewed the Company's interim results for the Period and agrees with the accounting treatment adopted by the Company.

COMPLIANCE WITH "THE CODE ON CORPORATE GOVERNANCE PRACTICES" (THE "CG CODE") IN APPENDIX 14 TO THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE (THE "LISTING RULES")

The Board hereby confirmed that, none of the directors are aware of any information that would reasonably indicate that the Group was not, at any time during the Period, in compliance with the code provisions of the CG Code.

SECURITIES TRANSACTIONS

The Company has adopted a code of conduct regarding directors' and supervisors' securities transactions on terms no less exacting than the required standard set out in Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. Following specific enquiry made with all directors and supervisors of the Company, the Company has confirmed that each of them has complied with the required standard set out in the Model Code regarding directors' and supervisors' securities transactions.

INTERIM REPORT

An interim report for the Period containing all the information required by Appendix 16 to the Listing Rules will be dispatched to shareholders and published on the websites of the Stock Exchange and the Company (http://www.cscl.com.cn) in due course.

By order of the Board
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
26 August 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yan Zhichong and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END